Exhibit 12.1

SALIX PHARMACEUTICALS, LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended March 31, 2010
		Year Ended
		2009	2008	2007	2006	2005
EARNINGS (LOSS)
Net income (loss) before provision for income tax	$(25,201)	$(45,631)	$(47,153)	$15,178	$32,886	$(59,846)
Fixed charges	2,023	8,757	6,147	2,612	778	764

Earnings (loss)	$(23,178)	$(36,874)	$(41,006)	$17,790	$33,664	$(59,082)

FIXED CHARGES
Interest expensed	$1,670	$6,746	$3,755	$1,336	$—	$—
Amortized capitalized expenses related to indebtedness	174	1,225	1,436	320
Estimate of interest within rental expense	179	786	956	956	778	764

Fixed Charges	$2,023	$8,757	$6,147	$2,612	$778	$764

RATIO OF EARNINGS TO FIXED CHARGES(1)	—	—	—	6.8	43.3	—

COVERAGE DEFICIENCY(1)	$(25,201)	$(45,631)	$(47,153)	$—	$—	$(59,846)

(1)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2005, 2008 and 2009 and the three months ended March 31, 2010. As a result, a coverage deficiency is provided for those periods presented in which earnings were inadequate to cover fixed charges.